UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on payment of remuneration to shareholders —

Rio de Janeiro, May 19, 2023 - Petróleo Brasileiro S.A. – Petrobras, following up on the Material Facts disclosed on 03/01/2023 and 04/24/2023 and Notice to the Market of 05/15/2023, informs that today it has paid 1st installment of complimentary dividends approved in the Annual General Meeting (AGM) held on 04/27/2023.

The gross amount distributed today was adjusted by the Selic interest rate from 12/31/2022 until today, based on the shareholding position on 04/27/2023 for holders of Petrobras shares traded at B3, corresponds to R$ 1.44071213 per outstanding common and preferred share as dividends.

CREDIT INSTRUCTIONS

Payment was made by Banco Bradesco S.A., the depositary institution of the book-entry shares issued by Petrobras. All shareholders whose registration is duly updated had their rights automatically credited to their bank accounts on today's date. Further information can be obtained at any Bradesco branch or by the phone 0800-7011616. For shareholders with shares under custody at B3, the payment was made through their respective brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), the payment will be made from 05/26/2023 by JP Morgan Chase Bank, depositary bank of Petrobras’ ADRs, considering 05/01/2023 as the record date. Information and clarifications may be obtained on the website www.adr.com.

Dividends not claimed within three (3) years from the date of payment (05/19/2023) will prescribe and revert in favor of the company (Law 6404/76, art. 287, sub II, item a).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer